February 9, 2012

VIA EDGAR
Julie F. Rizzo, Attorney- Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	Chart Acquisition Corp.
Amendment No. 3 to Registration Statement
File No. 333-177280

Dear Ms. Rizzo:

Chart Acquisition Corp. (the “Company”, “we”, “us” or “our”), is electronically transmitting hereunder our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 19, 2011 regarding our Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”) previously filed on December 13, 2011. A marked version of Amendment No. 3 to the Registration Statement (“Amendment No. 3”) is enclosed herewith reflecting all changes to the Registration Statement.  Four clean and four marked copies of this filing are being sent via FedEx to your attention.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with our response.

The Offering, page 6

Proceeds to be held in trust account page 11

We note your response to our prior comment 7 and reissue in part. Please revise to disclose the factors management would consider in deciding to liquidate the trust account and cease pursuing a business combination prior to the expiration of the 21 month period.

Pursuant to a discussion with the Staff (after its review of the revised language), we have revised the Registration Statement to respond to the Staff’s comment.

Exhibit 5.1

Please revise paragraph 3 to opine that the warrants will be legally or validly issued as opposed to duly issued or advise.

The Company notes the Staff’s comment and its counsel has revised the opinion accordingly.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Stuart Neuhauser, Esq. or Douglas S. Ellenoff, Esq., each at (212) 370-1300.

Very truly yours,

Christopher Brady

cc:	Ellenoff Grossman & Schole LLP
DLA Piper LLP (US)